OFFERING MEMORANDUM DATED DECEMBER 21, 2023



Garden for Wildlife, Inc.
11100 Wildlife Center Drive, Suite 110
Reston, VA 20190
www.gardenforwildlife.com

SPV Interests Representing
Up to $2,000,000 of Common Stock

Price per share $2.50

Minimum Investment Amount: $250

Garden for Wildlife, Inc. ("GFW," "the company," "we," or "us"), is offering up to $2,000,000 worth of Common Stock. The investment will be made through GFW Crowd SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering of $10,000 (the "Target Amount") was reached and an initial closing was held on December 4, 2023. The Offering will remain open until April 29, 2024 ("Termination Date") in order to continue to raise funds in excess of its Target Amount.

The Company may conduct multiple closings, provided that the Offering does not exceed the Termination Date and that investors who have committed funds will be provided notice five business days prior to the close.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Termination Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS	4
RISK FACTORS	7
DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES	10
OWNERSHIP AND CAPITAL STRUCTURE	13
USE OF PROCEEDS	14
FINANCIAL DISCUSSION	15
RELATED PARTY TRANSACTIONS	17
RECENT OFFERINGS OF SECURITIES	18
SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY	19
DILUTION	22
REGULATORY INFORMATION	24
INVESTMENT PROCESS	25

THE COMPANY AND ITS BUSINESS

Overview

Garden for Wildlife, Incorporated was incorporated in Delaware on November 2nd, 2021. The company is a for-profit organization spun out from a program that has operated within the National Wildlife Federation ("NWF") for approximately fifty years. The company empowers consumers, corporations, and non-profit organizations throughout North America to purchase plants that are native to their geographic region through a network of accredited growers. These curated plant collections allow the company's customers to create certified wildlife habitats to reverse the decline of native species of butterflies, bees, birds, and other wildlife in their respective geographic region.

The SPV, GFW Crowd SPV, LLC was recently organized and has no purpose other than to hold the securities to be issued by the company and pass through the rights related to those securities. Investments in this offering will be made through GFW Crowd SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

The Problem

One in four species is at risk of extinction. Ninety percent of monarch butterflies are gone and the species is now considered endangered. Three billion songbirds have disappeared. Why are they disappearing? Because native plants are disappearing. As E.O. Wilson said, "If all mankind were to disappear, the world would regenerate back to the rich state of equilibrium that existed 10,000 years ago. If insects were to vanish, the environment would collapse into chaos."

People lack knowledge about the role of native plants-and then when they learn, it's not easy to find and buy native plants. Big box retailers offer fast selling "pretty" plants that are almost exclusively invasive species and annuals. Local nurseries offer a limited selection and not everything they offer is native to that specific region. Online retailers are niche, and require customers to do the research on specific native plants.

The GFW Solution

For 50 years the Garden For Wildlife Program at the National Wildlife Federation (NWF) has been educating consumers on native plants for their own yards. To date, over 284,000 NWF Certified Wildlife Habitats have already been created, 102 bee species and 144 butterfly species have been helped, 710,480 sq. feet of wildlife habitat has been created, and 16,723 wildlife gardens have been planted.

In 2021, NWF launched an e-commerce platform to make it easier for consumers to find native plants for their own home and deliver them right to their doorstep. Based on the success of the platform, NWF spun out Garden for Wildlife, Inc. as a for profit company, uniquely positioned to capture, monetize and grow this market by leveraging NWF's leadership expertise, brand credibility, 50 years of IP, and access to its millions of members and supporters.

As such, we've created a trusted one stop shop for curation and sales of native plants tailored specifically for each customer's location, needs, and aspirations. We are rolling up the hyper-fragmented native plant market, with the world's best content, making it easy to imagine, design, plant, and enjoy amazing sustainable, eco-friendly gardens which help nature and the environment.

Our Products

We sell a growing range of items – from plants to gardening merchandise to habitat. We sell these through three channels:

- B2C - direct to consumer online today, and to later expand to retail channels.

- B2B2C - partnerships such as corporate wellness programs, working with landscape and restoration projects, and with homebuilders.
- B2G2C - using existing government programs that subsidize native plantings such as lawn replacement for homeowners and wholesale supply to NWF restoration programs throughout the country.

Native Plants

We currently sell over 247 SKUs representing 75 unique collections of native plants, from flowering perennials to shrubs and soon trees. We will continually expand our range of plants available, always ensuring that they are scientifically chosen for the areas they are native to while picking the most desirable qualities our customers are looking for.

Gardening Related Merchandise

We have begun to expand into a range of non-plant products, ranging from tools to growing supplies that we can deliver at an attractive margin while providing a one-stop shop for customers so they can get everything they need for their garden.

Habitat Certification

Ultimately, our goal is to get each customer to reach the stage of "Certified Wildlife Habitat", which we can facilitate through a website and app, allowing them to register their property as a CWH with NWF and procure a plaque for their garden – all from within the GFW site. Habitat certification is not the end, but an important (and visible) milestone on a lifelong journey for the customer, and another differentiation point for their property.

Our Plan

Native plants make up only 13% of available plants in the market and are very difficult to find even for seasoned gardeners who want to plant native. Our initial focus will be to ensure that Garden For Wildlife's exclusive collections of plants, shrubs and trees based on the latest science with the maximum benefit of wildlife are readily available at local nurseries or large retailers.

To accomplish this, we will do the following:

- Rollup the fragmented online market for native plants by creating an industry leading customer experience combined with the brand power and market reach of the National Wildlife Federation (NWF).
- Capture a section of the direct market through ease of "delivery to door" of native plants, saving customers time and money.
- Expand into the traditional gardening market through presence in traditional retailers that allows us to educate and convert gardeners who aren't aware of why native plants matter (i.e. who are gardening for the birds and pollinators but don't realize why their efforts aren't helpful today).

Our Market

The current retail market for native plants is a fraction of the $17 billion US Plant and Flower Market. There are currently 185 million gardeners in the US representing a total addressable market of $47 Billion. Many species of bees, butterflies and birds are dying off due to lack of native plants available to them. We believe that by increasing the available supply, and easing access to native plants, we can reach those gardeners that are not yet planting natives.

Our Competition

Currently, our competition primarily consists of e-commerce plant sites, like Bower & Branch, Bloombox, Cottage Farm and Nature Hills, as well as retail and online sellers that only sell native plants, like Native Plant Direct, Prairie Moon, Prairie Nursey and High Country. We differentiate ourselves from our competition through:

- the brand of the largest conservation nonprofit in the U.S. (NWF). NWF provides access to 6 million members and supporters including the existing Garden For Wildlife community built over the past 50 years.
- an accredited network of sustainable local and regional growers from across the country to meet the increasing consumer demand for native plants.
- NWF's deep habitat restoration expertise and its native plant finder database with over 4,000 genera of native plants and over 14,000 lepidoptera. It is an easy-to-use online source that provides the best native plants specifically for your area that attract butterflies and moths and the birds that feed on their caterpillars at the zip code level with direct purchase ability.

Employees

The company currently has 15 full-time employees and 0 part-time employees. The company also utilizes the services of 2 contractors.

Regulation

The company is not subject to any extraordinary regulations at the local, state, or federal level.

Intellectual Property

The company does not own any registered intellectual property. The company has entered into a license agreement with NWF pursuant to which it has the exclusive right to use the Garden for Wildlife brand and the non-exclusive right to use the National Wildlife Federation and Certified Wildlife Habitat brands as well as the non-exclusive right to use the Native Plant Finder data, science, plant information, and platform.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company shares office space with NWF pursuant to a Shared Services Agreement. The office space is located at 11100 Wildlife Center Drive, Suite 110, Reston, VA 20190. The company pays $1,008 a month to NWF for its portion of the lease.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company is recently formed and has limited operating history.
The company was incorporated in 2021 and the articles of incorporation were restated in February of 2023. Previously, the (non-profit) National Wildlife Federation operated Garden for Wildlife as a program and generated revenue with an e-commerce platform under the same name. As of September 1, 2023 the e-commerce activities and associated revenue of the program under NWF were transferred to, and became operational under our for-profit company. Revenues are currently less than operating expenses and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company is incurring a monthly net loss and there is no assurance that the company will ever be able to become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has issued included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round and grow revenue, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds or increase revenue quickly enough, it will not succeed.
The company is offering Common Stock in the amount of up to $2,000,000 in this offering, with a Target Offering Amount of $10,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot increase revenue or raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

We compete with companies that have more resources than we do.

We are a small retailer in a market that has many large retailers, such as Home Depot, Lowes, and Ace Hardware, and will have to compete against companies with large marketing budgets and established distribution channels. We also compete against online retailers. While we believe our products, expertise and association with NWF are unique, there can be no guarantee that will succeed at differentiating ourselves from our competition in the minds of our customers.

Our supply chains are dependent on third parties.
We rely on a growers network to supply the plants and products that we sell and large, national shipping companies, such as FedEx and UPS, to ship our products to our customers. There may be disruptions to these third parties and their operations, such as inclement weather, natural disasters, and pandemics, that has a negative impact on our business and our ability to deliver products to our customers in a timely fashion.

Our growers network could be affected by cultivation risks such as blight or pests.
Blight, caused by pathogens like fungi, bacteria, or viruses, can rapidly spread among plants, leading to damage or plant loss. Pests, including insects and rodents, can feed on plants, causing physical damage and reducing harvests. Our growers deploy strategies to mitigate against these risks but a disruption in their operations due to blight or pests can have a negative impact on our business and our ability to deliver products to our customers in a timely fashion.

Risks Related to the Securities

Our largest shareholder, NWF has control over all stockholder decisions because it controls a substantial majority of our voting stock.

As a result of the Common Stock that it holds, NWF will be able to exercise voting rights with respect to an aggregate of 8,000,000 shares of Common Stock, which will represent approximately 54.8% of the voting power of our outstanding capital stock immediately following this offering. As a result, NWF has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Our valuation and our offering price have been established internally and are difficult to assess.

We have set the price of our Common Stock at $2.50 per share. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

We are offering Bonus Shares to employees of GFW, which is effectively a discount on our stock price to those purchasers.
Employees of GFW are entitled to receive additional membership interests in the special purpose vehicle representing shares of Common Stock (effectively a discount) based on the amount invested (the "Bonus Shares"). The Bonus Shares in this offering will effectively act as a discount to the price at which the company is offering its stock. For example, an employee of GFW who invests $1,000 in this Offering will be eligible for 20% Bonus Shares. Accordingly, that investor would receive 1,000 membership interests in the Crowdfunding SPV representing 1,000 shares of the company's Common Stock plus an additional 200 Bonus Shares, effectively purchasing 1,200 shares of Common Stock for the same price paid for 1,000 shares of Common Stock or effectively paying a per share price of $2.083. For more details, including all of the Bonus Shares being offered, see "Bonus Share and Perks" below. Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this offering will be immediately diluted by investments made by GFW employees, who will pay less for their stake in the company.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

You will not be investing directly into the Company, but into a special purpose vehicle.
Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in GFW Crowd SPV, LLC and with the money you pay, it will buy our Common Stock by becoming a member of GFW Crowd SPV, LLC. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the Common Stock. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Shubber Ali	CEO	October 2022 (Open term)	Full time
Mark McEneaney	CFO	July 2023 (Open term)	Full time
Directors:			
Shubber Ali	Director	October 2022 (Open term)	n/a
Karen Wagner	Director	August 2022 (Open term)	n/a
Catherine Novelli	Director	August 2022 (Open term)	n/a
Allyn Dukes	Director	August 2023 (Open term)	n/a
Significant Employees:			
Chris Vanderbilt	VP Operations	January 2023 (Open term)	Full time
John Booth	VP Marketing	September 2023 (Open term)	Full time
Trisha Singh	VP Platform	August 2022 (Open term)	Full time

Shubber Ali – CEO/Director
Shubber Ali is our CEO and has held that position since October 2022. He currently serves as the Managing Director of Unorthodox Advisors and has held that position since July 2022. He has spent over thirty years helping companies solve their most complicated and difficult problems through innovation, identifying growth opportunities, enabling technologies and platforms. He was the VP and Global Lead for the Elevate team at Elastic from April 2021 to June 2022, and prior to that he was one of Accenture's global leads for digital innovation from September 2017 to April 2021, where he worked with NWF to create the Garden for Wildlife business. He has also served as VP of Strategic Innovation at Salesforce. He has co-founded multiple consumer technology companies, including Centriq and Flaik, and serves as an advisor to numerous startups. In addition, Shubber has been an adjunct professor of Innovation Management for the Georgetown University Executive MBA program and a guest lecturer for the Emory University Executive MBA program.

Mark McEneaney - CFO
Mark McEneaney is our Chief Financial Officer. He has served in this position since July 2023. Prior to joining Garden For Wildlife, he has been the CFO for a number of companies, including start-ups (Everywhere Communications, from June 2018 to June 2023, and USinternetworking) and successful turn arounds (First Service Networks and CCA Floors). Prior to that he was a Senior Manager with Ernst & Young. Mark holds a BBA in accounting from James Madison University and an MBA in finance from Loyola University.

Karen Wagner – Director
Karen Wagner is an advisor to the National Wildlife Federation (NWF) and joined our board in August of 2022. Formerly, she was the Chief Financial Officer for NWF. As CFO, she was responsible for leading the Finance team in all aspects of the Business Planning and Analysis, Financial Systems, Accounting, and Treasury functions as well as general oversight of the financial and related business activities across the entire organization. Karen served as the Treasurer for the Board of Directors and was the primary staff liaison with the Finance, Audit and Risk, and

Investment Committees of the Board. With over 25 years of financial and nonprofit management experience, she acted as a strategic partner with leadership across the organization and worked closely with the CEO and fellow executive team members to maximize investment and human capital opportunities and to ensure organizational effectiveness was a top priority. Karen received a Bachelor of Science degree in Business Administration from the University of Richmond and is a member of The CFO Environmental Roundtable.

Catherine Novelli – Director
Catherine Novelli joined our board in August of 2022. She is currently the President of Listening for America, a non-partisan, non-profit organization dedicated to forging a new vision of U.S. international trade engagement. She has held that positions since September 2017. She currently serves as a member of the board of directors for Northern Virginia Community College, a non-resident fellow for Center for New American Security, and a senior advisor for Shearwater Global. She is also a Centennial Fellow at Georgetown University. She served as Under Secretary of State for Economic Growth, Energy, and the Environment from 2014 to 2017.

Allyn Dukes – Director
Allyn Dukes has been a member of our board of directors since August of 2023. She runs a real estate development and management company known as Fortis Companies and has been doing that since the late 1980s. She has been a member of the National Wildlife Federation for over thirty years and has supported the Monarch Heroes and Eco-Schools programs of the NWF South Central Region. She has created NWF certified habitats at her home and ranch as well as a habitat prayer garden at her church, helping it achieve PCUSA Earth Care Congregation certification. As an active member of the Native Plant Society of Texas, she enjoys advocating for the use of native plants and finds digging in a garden to be a spiritual experience. Allyn has served on the Board of the National Wildlife Federation for the past five years. She currently Co-Chairs the Finance Committee and serves on the Innovation and Audit Committees. She holds a Bachelor of Fine Arts Degree from the University of Iowa.

Chris Vanderbilt - VP of Operations
Chris Vanderbilt is our Vice President of Operations and has held that position since January 2023. Prior to joining Garden for Wildlife, he was the Procurement Director of Alterra Mountain Company from August 2018 to December 2022, responsible for developing and managing spend strategy for a 12-property resort enterprise. Chris holds a B.A. degree in Political Science from the University of Northern Colorado. He also served on the board of directors for the Institute of Supply Management Denver Chapter from 2018 – 2023, three of those years as President. He holds his Certified Professional in Supply Management and Certified Professional in Supplier Diversity credentials from the Institute of Supply Management.

John A. Booth - VP of Marketing
John A. Booth has been our VP of Marketing since September of 2023. John also serves as the VP of Marketing for Directus, a position he has held since September 2022. Prior to that, he served as the VP of Marketing for Cipher from November 2018 to September 2022. As a dynamic leader, John specializes in driving growth and fostering innovation. A two-time founder, he's built high-performing marketing and revenue teams from the ground up. His expertise spans strategic planning to hands-on execution, with a unique flair for branding and storytelling. Currently, he leverages his entrepreneurial and revenue leadership skills to advise startups, frequently appearing on marketing podcasts and speaking at industry events.

Trisha Singh – VP Platform
Trisha Singh has accumulated extensive experience in product ownership, development management, and data analysis across various roles and organizations. Currently serving as the VP of Platform at Garden for Wildlife, she manages both front and back-end development for an e-commerce site, focusing on growth opportunities, customer experience, and data integration. She also establishes tech budgets, tracks performance metrics, and enhances customer care processes. Prior to this role, she served as a Global Omni Fulfillment Product Owner at Deckers Brands, where she implemented agile methodologies and managed E-commerce tools, budgets, and project teams. She also excelled in data analysis and reporting. Her earlier roles include a stint as a Fraud Analyst, Sustainability Research Associate, Siberian Tiger Research Associate, and Black Bear Management Technician, showcasing her diverse skill set in data analysis, sustainability, and wildlife conservation. Trisha holds a BS in

Wildlife Biology from the University of Maine and a MS in Natural Resource Conservation from the University of Montana.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of December 1, 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
National Wildlife Federation	8,000,000 shares of Common Stock	79.4%

The following table describes our capital structure as of December 1, 2023:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued*	Available**
Common Stock	15,000,000	8,575,000	1,500,000	4,925,000

* The company has adopted a stock option plan with 1,5000,0000 shares of Common Stock available for grants under the plan. As of December 1, 2023, 950,000 options for shares have been awarded.

** The company entered into numerous SAFE agreements with third parties for a total principal balance of $5,000,000. The SAFE agreements have no maturity date and bear no interest. The SAFE agreements require the company to negotiate for anti-dilution protection upon the occurrence of an equity financing event that will result in the conversion of the SAFEs.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $10,000 Raise	Allocation After Offering Expense for a $2,000,000 Raise
Offering Costs	$10,000	$200,000
General and Administrative	0	$400,000
Development of next generation customer engagement tools and upgrade of e-commerce engine	n/a	$700,000
Expand grower network	0	$350,000
Expand team through strategic hires	0	$350,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

This amended Form C reflects a change in fiscal year from August 31 to December 31 recently adopted by our Board of Directors. Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Mongio & Associates CPAs LLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Form C.

Operating Results

As of December 31, 2022, the company had not yet generated any revenues. The company's operating expenses consist of selling, general and administrative expenses, which is comprised of payroll and related expenses for employees and independent contractors. Operating expenses in 2022 amounted to $0.

As a result of the foregoing factors, the company's net loss was $0 in 2022.

However, during the same period, NWF operated and expanded a native plants e-commerce platform under the Garden for Wildlife program with gross sales reaching nearly $970,000 in 2022.

In July 2023, NWF and the company entered into an Asset Transfer Agreement (see Related Party Transactions) to transfer all assets and IP related to the native plant sales program to the company including domain names, customer lists, social media channels, active contracts, and the NWF e-commerce platform selling native plants. This would ensure that beginning September 1, 2023, the company would begin operations with customers and revenue. The expected revenues for the company in calendar year 2023 are $1.2 million with a monthly net loss of approximately $170,000 per month.

To ensure that NWF could retain use of certain materials, the company granted NWF a nonexclusive, worldwide, and royalty-free license to continue using certain assets transferred to the company by NWF – but solely for non-commercial, educational, and research purposes.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company."

In early 2023, the company was initially capitalized by equity investments from its initial shareholders in the amount of $85,750.

In 2023, the company entered into numerous SAFE agreements with third parties for a total principal balance of $5,000,000. The SAFE agreements have no maturity date and bear no interest. The SAFE agreements require the company to negotiate for anti-dilution protection upon the occurrence of an equity financing event that will result in the conversion of the SAFEs. See "Securities Being Offered and Rights of the Securities of the Company" below for more information on the SAFE agreements. Proceeds from the SAFE agreement will supplement the expected revenue stream transferred under the Asset Transfer Agreement to support the operations of the company until such time that the company may become profitable.

Plan of Operations and Milestones

The company began operating the native plants ecommerce platform as of September 1, 2023. We have established the following milestones in our plan of operations over the next twelve months:

- Reach scale at which we can cover our overhead through expansion of our market reach using multiple channels (e-commerce partners/affiliates, as well as retail presence in large national chains).
- Significantly improve the margin on our products as a result of pricing and supply chain improvements we've initiated in 2023.

Trends

Our focus prior to the company's September 1, 2023 launch was setting up the for-profit infrastructure to operate a native plant sales program. Additionally, through our relationship with NWF, we have been increasing the number of certified growers to enable the company to expand its reach and accelerate its sales. Now that the assets of the NWF program and the related revenue streams have been transferred to the company, we will focus on increasing sales.

We operate in an industry that is affected by a growing awareness and concern around global climate change and its local impact. Media headlines from local newspapers to national publications, such as National Geographic and the Washington Post, are increasingly identifying the benefits of planting native gardens and encouraging consumers to change their behavior in reaction to global climatic pressures. Our marketing team and outreach efforts will actively engage the public and the media to educate them on our brand proposition and to garner as many online native plant sales as possible. As sales increase, we will need to continue adding to our grower network in order to expand our reach and increase operational efficiency, otherwise it may invite additional competitors to enter the marketplace to fill any voids.

RELATED PARTY TRANSACTIONS

In February 2023, the company entered into a Shared Services Agreement with NWF whereby NWF will provide the company with management services including but not limited to scientific review, email coordination, office use, programmatic support, communications, and quarterly meetings. The initial term of this agreement will begin February 2023 and last for a period of 18 months unless extended. In consideration for NWF's services, the company will (i) pay NWF for use of its employees upon receipt of an invoice, (ii) pay a monthly rent expense of $1,008, (iii) and issue NWF a Simple Agreement for Future Equity (SAFE) in the principal amount of $3,266,000 which represents the bridge funding NWF committed to the company in support of its enterprise operations.

In July 2023, the company entered into a License Agreement with NWF whereby the company has been granted the worldwide use NWF's intellectual property consisting of trademarks, patents, copyrights, etc. in connection with the commercialization of products. The company may sublicense these rights to third parties for the purposes of fulfilling this mission. The initial term of this License Agreement will begin July 2023 and last for a period of 10 years unless terminated in accordance with the agreement. Commencing in January 2024, the company will pay NWF an annual license fee of $100,000 to be payable every two years. Upon the expiration of this agreement, the company will have an additional period of 9 months during which it may continue to sell any products and/or unfilled orders.

In July 2023, NWF and the company entered into an Asset Transfer Agreement to transfer all assets and IP related to the native plant sales program to company including domain names, customer lists, social media channels, active contracts, the NWF eCommerce platform selling native plants, etc. In consideration for NWF's assignment of such assets, the company granted NWF 8,000,000 shares of its Common Stock for a total purchase price of $80,000. To ensure that NWF could retain use of certain materials, the company granted NWF a nonexclusive, worldwide, and royalty-free license to use certain assets purchased by the company but exclusively for non-commercial, educational, and research purposes.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities since inception:

- On 2/27/2023, we granted 8,000,000 shares of Common Stock to NWF in reliance on Section 4(a)(2) of the Securities Act, for consideration of $80,000. The proceeds of this offering were used for general business purposes.

- On 2/27/2023, we granted 575,000 shares of Common Stock to Shubber Ali, our CEO in reliance on Section 4(a)(2) of the Securities Act, for consideration of $5,750. The proceeds of this offering were used for general business purposes.

- Between 03/14/2023 and 10/27/2023, entered into numerous SAFE agreements with third parties in reliance on Section 4(a)(2) of the Securities Act, for consideration of $5,000,000. The proceeds of this offering were used to establish the business and for general business purposes.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Garden For Wildlife's Amended and Restated Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Amended and Restated Certificate of Incorporation and its Amended and Restated Bylaws. For a complete description the company's capital stock, you should refer to our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 15,000,000 shares of common stock. As of December 1, 2023, there were 8,575,000 shares of Common Stock outstanding. For this offering, the company is issuing Common Stock at $2.50 per share.

The investment will be made through GFW Crowd SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

Crowdfunding SPV

The securities in this offering will be issued by both the company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the company. The Crowdfunding SPV will be the legal owner of the Common Stock. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Notes (and the shares into which they convert) as if they had invested directly with the company.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

SAFE Notes

In 2023, the company entered into numerous SAFE agreements with third parties for a total principal balance of $5,000,000. The SAFE agreements have no maturity date and bear no interest. The SAFE agreements require the company to negotiate for anti-dilution protection upon the occurrence of an equity financing event that will result in the conversion of the SAFEs. Upon the occurrence of an equity financing event, the agreements provide the right of the investor to future equity in the form of the same series of Preferred Stock in an amount determined by either the Valuation Cap or Discount Rate, whichever calculation results in the greater number of shares. Alternatively, upon the occurrence of a liquidity event, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE Purchase Price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap divided by (y) the then-issued and outstanding shares of the company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. Furthermore, each investor is entitled to receive dividends when and if declared by the Board of Directors. Each agreement is subject to a Discount Rate of 20% and a Valuation Cap of $25M.

What it Means to be a Minority Holder

As an investor in the Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected Dealmaker Transfer Agent LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

Bonus Shares and Perks

Employees of GFW are eligible to receive an additional 20% of membership interests representing shares of Common Stock (effectively a discount) for their shares purchased ("Bonus Shares").

Membership interests representing fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share.

The company reserves the right to discontinue offering Bonus Shares if required for business or regulatory purposes.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Investors are eligible to receive the following perks based on the size of their investment:

$250+: Plant with a Purpose T-shirt

$500+: Plant with a Purpose T-shirt, Investor Swag Kit ($50 value), 10% off your next order, 2X plant donations on next order

$1,000+: Plant with a Purpose T-shirt, Investor Swag Kit ($100 value), 10% off orders for one year, 2X plant donations for a year

$2,500: Plant with a Purpose T-shirt, Investor Swag Kit ($200 value), 15% off orders for one year, 2X plant donations for a year, Certify a Wildlife Habitat

$5,000: Plant with a Purpose T-shirt, Investor Swag Kit ($300 value), 15% off orders for two years, 2X plant donations for a year, Certify a Wildlife Habitat, Designate a Community Garden, Name a plant collection

$10,000: Plant with a Purpose T-shirt, Investor Swag Kit ($500 value), 20% off orders for two years
5X plant donations for two years, Certify a Wildlife Habitat, Designate a Community Garden, Name a plant collection, Dinner with CEO

$50,000: Plant with a Purpose T-shirt, Investor Swag Kit ($1,000 value), 20% off orders for 10 years, 10X plant donations for 10 years, Certify a Wildlife Habitat, Designate a Community Garden, Name a plant collection Dinner with CEO

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

Industry standard multiples, our estimated revenues, and NWF's brand recognition and following.

REGULATORY INFORMATION

Disqualification

Neither the company, the Crowdfunding SPV, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (August 31). Once posted, the annual report may be found on the company's website at www.gardensforwildlife.com/investors.

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

Neither the company nor the Crowdfunding SPV has not previously failed to comply with the requirements of Regulation Crowdfunding.

DEALMAKER'S INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its Target Amount, the company making an early closing, the company making material changes to its Form C, and the offering closing at its Termination Date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new Termination Date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-

month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://invest.gardenforwildlife.com



Garden for Wildlife, Incorporated (the "Company") a Delaware Corporation

Financial Statements (audited) and
Independent Auditor's Report

Year ended December 31, 2022



INDEPENDENT AUDITOR'S REPORT

To Management
Garden for Wildlife, Incorporated

We have audited the accompanying balance sheets of Garden for Wildlife, Incorporated as of December 31, 2022, and the related statements of income, stockholder's equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Garden for Wildlife, Incorporated as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 7, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 13, 2023

Vincenzo Mongio

GARDEN FOR WILDLIFE, INCORPORATED
BALANCE SHEET (AUDITED)

	December 31, 2022
Assets	
Total Assets	$ -
Liabilities and Stockholders' Equity (Deficit)	
Liabilities	
Total Liabilities	$ -
Stockholders' Equity (Deficit)	
Common Stock, Voting, $0.00001 Par Value - 50,000 Shares Authorized, No Shares Issued and Outstanding as of December 31, 2022	$ -
Additional Paid-In Capital	-
Accumulated Deficit	-
Total Stockholders' Equity (Deficit)	$ -
Total Liabilities and Stockholders' Equity (Deficit)	$ -

GARDEN FOR WILDLIFE, INCORPORATED
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS (AUDITED)

	For the Year Ended December 31, 2022
Revenues:	
Income	$ -
Total Revenues	$ -
Cost of Sales	
Cost of Sales	$ -
Total Cost of Sales	$ -
Gross Profit	$ -
Operating Expenses:	
Selling, General and Administrative	$ -
Total Operating Expenses	$ -
Loss from Continuing Operations Before Income Taxes	$ -
Net Loss	$ -

GARDEN FOR WILDLIFE, INCORPORATED
STATEMENT OF CASHFLOWS (AUDITED)

	For the Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Loss	$ -
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Net Cash Flows provided by (used in) Operating Activities	$ -
INVESTING ACTIVITIES	
Net Cash Flows provided by (used in) Investing Activities	$ -
FINANCING ACTIVITIES	
Net Cash Flows provided by (used in) Financing Activities	$ -
Net change in cash	$ -
Cash and Equivalents at the beginning of the year	-
Cash and Equivalents at the end of the year	$ -

GARDEN FOR WILDLIFE, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT) (AUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Deficit
Balance as of November 2, 2021 (Inception)	-	$ -	$ -	$ -	$ -
Net Loss	-	$ -	$ -	$ -	$ -
Balance on December 31, 2022	-	$ -	$ -	$ -	$ -

Garden for Wildlife, Incorporated
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Garden for Wildlife, Incorporated ("the Company") was formed in Delaware on November 2nd, 2021. The Company is a for-profit organization that has been a program within the National Wildlife Federation ("NWF") for approximately fifty years. The Company will begin operating as a standalone for-profit entity effective September 1st, 2023. The Company empowers consumers, corporations, and non-profit organizations throughout North America to purchase plants that are native to their geographic region through a network of accredited growers. These curated plant collections allow the Company's customers to create certified wildlife habitats to reverse the decline of native species of butterflies, bees, birds, and other wildlife in their respective geographic region.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – EQUITY

The Company has authorized 50,000 shares of Common Stock with a par value of $0.00001 per share. No shares were issued and outstanding as of December 31, 2022.

Voting: Common Stockholders are entitled to one vote per share.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 13, 2023, the date these financial statements were available to be issued.

In February 2023, the Company amended and restated its Certificate of Incorporation in order to increase its authorized shares of Common Stock from 50,000 to 15,000,000 with a par value of $0.00001 per share. A total of 8,575,000 shares were issued and outstanding as of December 31, 2023.

In February 2023, the Company approved an Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. The Company has allocated a total of 1,500,000 shares of its Common Stock to be awarded as Stock Options, Stock Appreciation Rights, Restricted Stock Awards, and other Stock Awards.

In February 2023, the Company entered into a Shared Services Agreement with NWF whereby NWF shall provide the Company with management services including but not limited to scientific review, email coordination, office use, programmatic support, communications, and quarterly meetings. The initial term of this agreement shall begin February 2023 and last for a period of 18 months unless extended. In consideration for NWF's services, the Company shall (i) pay NFW for use of its employees upon receipt of an invoice, (ii) pay a monthly rent expense of $1,008, (iii) and issue NFW a Simple Agreement for Future Equity (SAFE) in the principal amount of $3,266,000 which represents the bridge funding NFW committed to the Company in support of its enterprise operations (please see the "SAFE" disclosure below for further information).

In July 2023, the Company entered into a License Agreement with NWF whereby the Company has been granted the worldwide use NWF's intellectual property consisting of trademarks, patents, copyrights, etc. in connection with the commercialization of products. The Company may sublicense these rights to third parties for the purposes of fulfilling this mission. The initial term of this License Agreement shall begin July 2023 and last for a period of 10 years unless terminated in accordance with the agreement. Commencing in January 2024, the Company shall pay NWF an annual license fee of $100,000 to be payable every two years. Upon the expiration of this agreement, the Company shall have an additional period of 9 months during which it may continue to sell any products and/or unfilled orders.

In July 2023, NWF and the Company entered into an Asset Transfer Agreement to transfer all assets and IP related to the native plant sales program to Company including domain names, customer lists, social media channels, active contracts, the NWF eCommerce platform selling native plants, etc. In consideration for NWF's assignment of such assets, the Company granted NWF 8,000,000 shares of its Common Stock for a total purchase price of $80,000. To ensure that NWF could retain use of certain materials, the Company granted NWF a nonexclusive, worldwide, and royalty-free license to use certain assets purchased by NWF but exclusively for non-commercial, educational, and research purposes.

During the period ending December 31, 2023, the Company entered into numerous SAFE agreements with several parties, including related parties, for a total principal balance of $5,000,000. The SAFE agreements have no maturity date and bear no interest. Upon the occurrence of an equity financing event, the agreements provide the right of the investor to future equity in the form of the same series of Preferred Stock in an amount determined by either the Valuation Cap or Discount Rate, whichever calculation results in the greater number of shares. Alternatively, upon the occurrence of a liquidity event, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE Purchase Price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap divided by (y) the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. Furthermore, each investor is entitled to receive dividends when and if declared by the Board of Directors. Each agreement is subject to a Discount Rate of 20% and a Valuation Cap of $25M (please see the "Shared Services Agreement" disclosure above regarding the issuance of a SAFE to a related party).

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and through operating revenue from the Garden for Wildlife product offerings, which exist as of the date of these financial statements. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.